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                              August 11, 2021

       James A. Ajello
       Chief Financial Officer
       Portland General Electric Company
       121 SW Salmon Street
       Portland, Oregon 97204

                                                        Re: Portland General
Electric Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            File No.
001-05532-99

       Dear Mr. Ajello:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 46

   1.                                                   We note you present a
non-GAAP measure titled Gross margin that is calculated as    Total
                                                        revenues less Purchased
power and fuel.    It appears that the title of this measure should be
                                                        revised to
differentiate it from the similarly titled GAAP measure. Refer to Item
                                                        10(e)(1)(ii)(E) of
Regulation S-K.

                                                        Additionally, note that
the reconciliation of this non-GAAP measure should be to GAAP gross margin as Item
10(e)(i)(B) of Regulation S-K requires reconciliation to the most directly comparable
GAAP measure (i.e., a fully burdened gross margin that includes depreciation and
amortization and any other relevant cost of revenue items).
 James A. Ajello
Portland General Electric Company
August 11, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or
Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have any questions.



FirstName LastNameJames A. Ajello                         Sincerely,
Comapany NamePortland General Electric Company
                                                          Division of
Corporation Finance
August 11, 2021 Page 2                                    Office of Energy &
Transportation
FirstName LastName